

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

James W. Peters
Chief Financial Officer
WHIRLPOOL CORP /DE/
2000 North M-63
Benton Harbor, MI 49022

      Re: WHIRLPOOL CORP /DE/
          Form 10-K for the Year Ended December 31, 2020
          Filed February 11, 2021
          File No. 001-03932

Dear Mr. Peters:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing